SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

 ___
/ X /       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              ACT OF 1934
              For the fiscal year ended December 31, 2001.

OR

 ___
/     /       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the transition period from _________to______________

              Commission file number 33-64647

                        A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

                        B.   Name of the issuer of the securities held pursuant to the plan and the address of its principalexecutive office:

Tredegar Corporation 1100 Boulders Parkway Richmond, Virginia 23225

REQUIRED INFORMATION

        See Appendix 1.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN
By:	/s/Nancy M. Taylor Nancy M. Taylor Employee Savings Plan Committee

Dated:  June 27, 2002

Appendix 1

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

ANNUAL REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2001

TABLE OF CONTENTS

	Page
Independent Auditors' Report		1
Financial Statements
Statement of net assets available for benefits at December 31, 2001 and 2000		2
Statement of changes in net assets available for benefits for the years ended
December 31, 2001 and 2000		3
Notes to financial statements		4-9
Supplemental Schedules
Assets held for investment purposes at end of year		11
Obligations in default for the year ended December 31, 2001*
Leases in default for the year ended December 31, 2001*
Reportable transactions for the year ended December 31, 2001*
Nonexempt transactions for the year ended December 31, 2001*

* Trustee reported no such transactions, obligations or leases in default.

Independent Auditors’ Report

To the Plan Administrator, Tredegar Corporation
     Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ POTI, WALTON & ASSOCIATES, PC

Richmond, Virginia
May 31, 2002

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

                                                     2001              2000
                                                  -------------     ------------
Assets:
    Investments:
       Money market funds                         $     465,448     $    656,149
       Common stocks                                 70,234,468       64,785,624
       Actively managed commingled funds             27,138,072       24,583,865
       Loans to participants                          1,144,476          831,787
                                                  -------------     ------------
                  Total investments                  98,982,464       90,857,425
                                                  -------------     ------------

    Interest and dividends receivable                   151,914          155,604
    Due from broker for securities sold                  57,827           21,912
                                                  -------------     ------------
                  Total assets                       99,192,205       91,034,941
                                                  -------------     ------------
Liabilities:
    Accrued administrative fees                          13,249              540
    Cash overdraft                                       10,830           10,586
                                                  -------------     ------------
                  Total liabilities                      24,079           11,126
                                                  -------------     ------------

Net assets available for benefits                   $99,168,126      $91,023,815
                                                  =============     ============

The accompanying notes are an integral part of these financial statements.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                      2001              2000
                                                  -------------     ------------

Additions to net assets attributed to:
    Investment income:
       Interest                                   $                $     102,785
                                                        28,455
       Dividends                                       600,162           637,148
       Net appreciation (depreciation)
          in the fair value of investments           3,821,834       (11,849,178)
                                                  -------------     ------------
                                                     4,450,451       (11,109,245)
                                                  -------------     ------------
    Contributions:
       Employer                                      2,811,340         2,970,224
       Participants                                  7,083,951         6,925,370
       Rollovers                                       101,409                 -
                                                  -------------     ------------
                                                     9,996,700         9,895,594
                                                  -------------     ------------
              Total additions                       14,447,151        (1,213,651)
                                                  -------------     ------------

Deductions from net assets attributed to:
    Administrative expenses                             55,410           257,727
    Withdrawals paid to participating employees      6,247,430        16,957,436
                                                  -------------     ------------
              Total deductions                       6,302,840        17,215,163
                                                  -------------     ------------

Net increase (decrease) for the year                 8,144,311       (18,428,814)

Net assets available for benefits:
    January 1                                       91,023,815       109,452,629
                                                  -------------     ------------
    December 31                                   $ 99,168,126      $ 91,023,815
                                                  =============     ============

The accompanying notes are an integral part of these financial statements.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1     Summary of Significant Accounting Policies

General - Tredegar Corporation (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation. Tredegar also operates a biotech division developing a variety of healthcare related technologies. The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances and, for that reason, the Plan is always fully funded. The value of a participant's account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Security Valuation - Investments are stated at fair value determined as follows:

Money market funds - market price which is equivalent to cost

Common stocks - last published sale price on the New York Stock Exchange

Actively managed commingled funds - provided in the audited annual report of the Frank Russell Trust Company

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1     Summary of Significant Accounting Policies (Continued)

Security Transactions and Related Investment Income - Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

Payment of Benefits - Benefits are recorded when paid.

Note 2     Description of Plan

The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar's main office at 1100 Boulders Parkway, Richmond, Virginia.

Note 3 Contributions and Investment Options

As of December 31, 2001 and 2000, there were 2,357 and 2,389 employees, respectively, participating in the Plan. As of December 31, 2001 and 2000, 2,870 and 2,623 employees, respectively, were eligible to participate in the Plan.

Participants may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 15%. The contribution paid on behalf of the participant by Tredegar is generally 50% of each nonrepresented participant's contribution up to 10%. Contributions made by Tredegar are invested in the Tredegar Corporation Common Stock Fund.

Participants direct the investment of their contributions into various investment options offered by the plan. The plan currently offers Tredegar stock and nine (9) actively managed commingled funds as investment options to participants. No additional contributions may be directed to Ethyl Corporation stock or Albemarle Corporation stock and these investment options will be eliminated effective December 31, 2002.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 4     Investments

The following table presents the fair value of investments as of December 31, 2001 and 2000.

                                                                       2000(1)           2001(1)
                                                                    ------------      ------------
Money market funds - Frank Russell Trust
    Company Short-Term Investment Fund                              $    465,448      $    656,149

Investments at fair value as determined by quoted
   market price:
      Common stocks:
         Albemarle Corporation                                         1,082,088         1,392,435
         Ethyl Corporation                                                91,883           167,430
         Tredegar Corporation                                         69,060,497        63,225,759
                                                                    ------------      ------------
                                                                      70,234,468        64,785,624
                                                                    ------------      ------------
Actively managed commingled funds (2):
    Frank Russell Investment Contract Fund, Class C                    5,474,369         5,220,664
    Frank Russell Global Balanced Fund, Class C                        6,084,149         6,432,332
    Frank Russell Equity I Fund, Class G                               8,780,762        10,571,761
    Frank Russell Small Capitalization Fund, Class D                   1,882,966         1,350,698
    Frank Russell Fixed Income I Fund, Class B                           947,307           108,047
    Frank Russell Domestic Conservative Balanced Fund, Class B
                                                                         552,245            75,559
    Frank Russell Aggressive Balanced Fund,
      Class B                                                          1,187,473           348,858
    Frank Russell 1000 Index Fund, Class A                             1,809,060           350,913
    Frank Russell All International Markets Fund, Class B
                                                                         419,741           125,033
                                                                    ------------      ------------
                                                                      27,138,072        24,583,865
                                                                    ------------      ------------
Loans to participants                                                  1,144,476           831,787
                                                                    ------------      ------------
           Total investments                                        $ 98,982,464       $90,857,425
                                                                    ============      ============

(1)     Investments are carried in the statement of net assets available for benefits at fair value.
(2)     Investment values are based on the audited annual report of the Frank Russell Trust Company.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 4     Investments (Continued)

During the years ended December 31, 2001 and 2000, the Plan's investment portfolio (including investments bought, sold and held during the year) appreciated (depreciated) in value by $3,821,834 and $(11,849,178), as follows:

                                                                        2001                2000
                                                                    -------------      -------------
Investments at fair value as determined by
  quoted market price:
     Common stocks:
        Tredegar Corporation                                         $ 5,583,857       $(11,070,808)
        Albemarle Corporation                                            (40,260)           405,243
        Ethyl Corporation                                                (59,289)          (230,448)
                                                                    -------------      -------------
                                                                       5,484,308        (10,896,013)
                                                                    -------------      -------------

Investments at fair value as determined in the audited
  annual report of the Frank Russell Trust Company:
     Frank Russell Investment Contract Fund, Class C
                                                                         295,890            326,922
     Frank Russell Global Balanced Fund, Class C                        (297,872)          (124,782)
     Frank Russell Equity I Fund                                               -           (175,242)
     Frank Russell Equity II Fund                                              -            186,658
     Frank Russell Equity I Fund, Class G                             (1,519,262)        (1,108,938)
     Frank Russell Small Capitalization Fund, Class D                     34,807            (53,571)
     Frank Russell Fixed Income I Fund, Class B                           39,721              1,441
     Frank Russell Domestic Conservative Balanced Fund,
       Class B                                                             7,160               (452)
     Frank Russell Aggressive Balanced Fund, Class B
                                                                         (50,034)             1,584
     Frank Russell 1000 Index Fund, Class A                             (121,937)            (8,625)
     Frank Russell All International Markets Fund, Class B
                                                                         (50,947)            1,840
                                                                    -------------      -------------
                                                                      (1,662,474)          (953,165)
                                                                    -------------      -------------
Net change in fair value                                            $  3,821,834       $(11,849,178)
                                                                    =============      =============

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 5     Nonparticipant-directed investments

Information about the net assets available for benefits and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                         2001             2000
                                                                     ------------    -------------
Net assets available for benefits:
   Money market funds                                                $    432,456    $    379,756
   Common stock                                                        69,060,497      63,225,759
   Interest and dividends receivable                                      145,863         146,957
                                                                     ------------    -------------
                                                                     $ 69,638,816    $ 63,752,472
                                                                     ============    =============

Changes in net assets available for benefits:
   Additions to net assets attributed to:
      Investment income:
        Interest                                                     $     22,044    $     26,925
        Dividends                                                         576,091         592,203
        Net appreciation (depreciation) in the fair value of
         investments                                                    5,583,857     (11,070,808)
                                                                     ------------    -------------
                                                                        6,181,992     (10,451,680)
                                                                     ------------    -------------
      Contributions:
        Employer                                                        2,811,340       2,970,224
        Participants                                                    1,887,869       2,728,180
        Rollovers                                                           1,205               -
                                                                     ------------    -------------
                                                                        4,700,414       5,698,404
                                                                     ------------    -------------
            Total additions                                            10,882,406      (4,753,276)
                                                                     ------------    -------------

   Deductions from net assets attributed to:
      Administrative expenses                                              44,445          31,752
      Withdrawals paid to participating employees                       3,700,167      10,306,227
      Transfers to participant-directed investments                     1,251,450       1,248,839
                                                                     ------------    -------------
            Total deductions                                            4,996,062      11,586,818
                                                                     ------------    -------------
   Net increase (decrease) for the year                                 5,886,344     (16,340,094)

   Net assets available for benefits:
      January 1                                                        63,752,472      80,092,566
                                                                     ------------    -------------
      December 31                                                    $ 69,638,816    $ 63,752,472
                                                                     ============    =============

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 6     Federal Income Taxes

The Internal Revenue Service has determined and informed Tredegar by a letter dated September 7, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7     Administrative Expenses

The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

Note 8     Forfeitures

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of their nonvested account. Forfeitures are applied against Tredegar’s contributions throughout the year. Forfeitures were $195,444 and $89,826 for the years ended December 31, 2001 and 2000, respectively.

Note 9     Plan Termination

Although it has not expressed any interest to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

SUPPLEMENTAL SCHEDULE

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

EIN: 54-1497771 PN: 002

                                                             (c) Description of
                                                            investment including
                                                             maturity date, rate
               (b) Identity of issue, borrower,           of interest, collateral,                    (e) Current
(a)                lessor, or similar party                par, or maturity value       (d) Cost         value
---     --------------------------------------------      ------------------------      ------------  --------------

        Frank Russell Trust Company Short-Term
          Investment Fund                                          465,448 units            **        $
                                                                                                             465,448

 *      Tredegar Corporation common stock                        3,634,763 shares       $ 23,760,992      69,060,497

        Ethyl Corporation common stock                              99,873 shares            **               91,883

        Albemarle Corporation common stock                          45,087 shares            **            1,082,088

        Frank Russell Investment Contract Fund,
            Class C                                                 464,757 units            **            5,474,369

        Frank Russell Global Balanced Fund, Class C                 564,392 units            **            6,084,149

        Frank Russell Equity I Fund, Class G                      1,137,404 units            **            8,780,762

        Frank Russell Small Capitalization Fund,
            Class D                                                 203,344 units            **            1,882,966

        Frank Russell Fixed Income I Fund, Class B                   74,945 units            **              947,307

        Frank Russell Domestic Conservative Balanced
          Fund, Class B                                              50,758 units            **              552,245

        Frank Russell Aggressive Balanced Fund,
            Class B                                                 115,401 units            **            1,187,473

        Frank Russell 1000 Index Fund, Class A                      199,896 units            **            1,809,060

        Frank Russell All International Markets
            Fund, Class B                                            41,517 units            **              419,741

 *      Participant loans                                          308 loans
                                                                  6.0%-10.5%                 -             1,144,476

        Total plan investments                                                                          $ 98,982,464

* party-in-interest
** cost omitted for participant-directed investments

EXHIBIT INDEX

23.1          Consent of Independent Auditors